Exhibit 10.1

95 Hayden Avenue · Lexington · MA 02421 · USA
T: 1  ·  781  ·  652  ·  6300 F: 1  ·  781  ·  652  ·  6100 www.vistaprint.com

To:	Nicholas Ruotolo

From:	Robert Keane

Cc:	Emma Barnes Brown, Ara Deirmendjian, David Armengol, Caitlin West, Elise Rousell

Date:	November 15, 2010

RE:	Assignment Extension Agreement

Position:	President, Vistaprint Europe
Extension Effective Date:	November 15, 2010
Expected Length of Extension:	36 Months
You will report to:	Wendy Cebula, Chief Operating Officer
Home Country:	USA (Lexington, Massachusetts)
Host Country:	Spain (Barcelona)
I am very pleased to confirm the terms and conditions of the extension of your Living Away From Home (LAFH) assignment to Vistaprint’s Barcelona office. This letter does not create a contract of employment, but simply seeks to confirm the conditions that pertain to your international assignment. During your assignment, you will continue to be an at-will employee, and your employment relationship will remain with the Lexington, Massachusetts office. You will continue to be “seconded” or loaned to the Barcelona office for the period of the assignment. Please note that the laws of your Home Country govern your employment, but you are expected to comply with laws of the Host Country. It is our expectation that while on assignment, you will be promoted to the role of President, Vistaprint Europe.
This letter is intended to be a brief overview of Vistaprint’s Long Term Assignment Policy (Premium) and to detail the terms and conditions applicable to your international assignment. Please refer to the Long Term Assignment Policy (Premium) document for complete details and descriptions, but in the event of any conflict between this letter and the Long Term Assignment Policy (Premium), this letter governs.
This extension of your assignment will be a minimum of 36 months, in addition to the original term of your assignment. After 2 years into this extension, we would like to schedule regular check-in meetings to assess the status of your assignment. During these meetings, we can discuss your interests and Vistaprint’s interests in either a further extension to your assignment, permanent relocation and/or localization. We currently anticipate that we would extend your assignment for up to an additional two years beyond the current term with substantially equivalent benefits as those described in this letter. However, this non-binding statement of intention does not affect your status as an at-will employee.
EXPATRIATE COMPENSATION:
For the duration of this assignment, salary administration will be based on Vistaprint’s policies and practices in the Home Country as well as your performance. You are eligible to participate in Vistaprint’s long term incentive plans, including equity compensation. Your salary, bonus and long-term incentive compensation are subject to change as per Vistaprint’s annual review process. Your base salary will be paid and denominated in Euros, and your actual annual bonus will be paid in USD.
Allowances:
You will continue to be provided allowances, to be paid in adherence to regular payroll practices, while in the Host Country. These allowances are based upon typical costs for the various categories below for a family of 6. Eligible “family” is defined in Vistaprint’s Long Term Assignment Policy (Premium). These allowances are paid only for the period of your international assignment and will not be considered for bonus, long term incentive compensation and/or benefit calculation purposes. Vistaprint will pay any tax in relation to these allowances, and Vistaprint will “gross up” these payments to cover any applicable income taxes that you may incur.
Housing Allowance:
You will receive a host housing allowance of 96,000.00 EUR per 12 months of assignment to provide support towards the difference in the cost of housing in the Host Country. We will review this allowance on a semi-annual basis as well as at any point in time where there is more than a 10% fluctuation in exchange rate or price movement based on market analysis by Vistaprint’s third party research vendor (which is currently Organization Resource Counselors). This allowance is based on your family size, income level and data from independent consultants. You will be able to choose the type of accommodations that you would like to meet your personal lifestyle needs. However, you are responsible for paying any amount incurred in excess of the above allowance.
Travel Allowance:
You will continue to receive a travel allowance of 20,000.00 EUR per 12 months of assignment to provide some support towards return travel to your Home Country for you and your family.
Education:
Vistaprint will continue to cover the expense of schooling your 4 children at an international educational facility of your choosing, during your expatriate assignment. The maximum amount of this benefit is up to 60,000 EUR per year. We will review tuition increases annually and make appropriate adjustments to this amount, as necessary.
BENEFITS:
You will continue to participate in Vistaprint’s international healthcare benefits plan, currently provided by Aetna, which provides global medical and dental coverage. A benefits update can be scheduled, if necessary, to review Vistaprint’s international healthcare plan for expatriates and their families.
In addition, you will continue to participate in your Home Country retirement benefit plan (i.e., 401k), and Vistaprint will continue to make contributions at the same level as other employees in your Home Country.

Leave Entitlements:
As a part of your benefits package, your paid time off will be commensurate with the standard time off requirements in the Host Country. Although you will be considered an employee of our office in the Home Country, you will be expected to observe the Host Country’s holidays.
Your service time while on assignment will still apply towards Vistabreak award eligibility.
RELOCATION/ASSIGNMENT EXTENSION ELEMENTS:
Continuing your international assignment means that you and your family might have additional elements to arrange. This will take time, energy and expense. This section outlines how Vistaprint will continue to support you in planning and organizing your assignment extension with you, as well as the associated costs that it will incur.
In order to be reimbursed, you must submit all receipts and appropriate documentation to Caitlin West, Sr. HR Associate, Immigration & Mobility.
**Note: Do not co-mingle business expenses with relocation expenses on the same report. They must be reported separately. Be sure you keep a copy of your submitted reports (including copies of the receipts) for your records.
Work Authorization Sponsorship:
Vistaprint will continue to assist and pay for expenses associated with obtaining your visa, work and residence permits. This includes residency permits for your spouse and family but excludes passports, as it is your responsibility to ensure that all travel documents and paperwork for you and your family (such as passports) remain valid while living overseas.
Moving of Household Goods:
Vistaprint’s relocation vendor will coordinate the movement of additional household goods you wish to bring to Barcelona (see below for exclusions). Reimbursable moving expenses are limited to the following: Packing, possible crating/uncrating of household goods and personal belongings for primary residence; sea freight charges for transporting household goods and personal effects to your Host Country residence up to the amount determined in the estimate by the relocation vendor; and normal insurance costs associated with moving of household goods via professional carrier (policy does not cover jewelry, furs, cash equivalents, or other items of unusual or extraordinary value; coverage for such items may be available but would be at your expense).
There are some items for which Vistaprint will not pay the shipping/moving costs, including firewood and building supplies, boats, cars, major appliances which will not work on European currency or outlets, airplanes, frozen foods, plants, and furnishings of second home or vacation homes. Other non-reimbursable items include expenses for decorating, painting, landscaping, or household repairs at the old residence.

Property Management Services:
Vistaprint will continue to reimburse you for the costs related to property management services for your Home Country residence up to a maximum of $1,200.00 USD per year as long as you have ownership of this property. Vistaprint will “gross up” this reimbursement to cover any applicable income taxes that you may incur.
Car Assistance:
Vistaprint will coordinate and cover the costs associated with shipping your minivan and motorcycle from your Home to Host Country.
In addition, Vistaprint will continue to cover the expense of leasing a car, including insurance. The current maximum dollar amount of this benefit is 1,200 EUR per month. If you obtain or renew a Spanish license, Vistaprint will renegotiate your car assistance.
REPATRIATION:
At the conclusion of your extension, you are expected to return to your usual place of abode in the area of Vistaprint’s office in the Home Country. If at any time you are terminated without Cause or resign for Good Reason as set forth in the Amended and Restated Executive Retention Agreement between you and Vistaprint N.V. (the “Retention Agreement”), whether during or after your assignment, you are entitled to the benefits and provisions of the Retention Agreement, subject to the conditions set forth in the Retention Agreement.
If we mutually agree to return you to the Home Country or if you are terminated without Cause or resign for Good Reason, as described above, before you return to the Home Country, the following expenses will be covered for your return:
•	Return flight for you and your family to the Home Country (30-day advance purchase fare, economy plus class);
•	A one-time allowance of $1,000.00 USD (Vistaprint will “gross up” this allowance to cover any applicable income taxes that you may incur);
•	Shipment of similar weight / volume of personal goods from the Host Country to the Home Country state where you lived before the assignment and subject to the same limitations (including shipment back of minivan and motorcycle);
•	Return of items in storage to new home location in the Home Country;
•	Rental car assistance for a maximum of 2 weeks; and
•	6 weeks of temporary housing in Home Country (if necessary).
TAX ASSISTANCE:
Summary of Tax Assistance Programs:
•	To help minimize your tax burden and to assist with the additional federal and state tax liability that results from the reimbursed moving expenses, Vistaprint will provide tax coverage assistance on many of the taxable relocation payments made to you. For relocation provisions that are taxable (e.g.

temporary housing, etc), Vistaprint will pay on your behalf or reimburse you for the amount of taxes directly related to such relocation assistance.
•	Vistaprint has selected tax equalization as the tax reimbursement policy for Long-Term Assignments. The intent of tax equalization is to ensure compliance in both the Home and Host Countries while on assignment, and to neutralize the effect of a possible windfall or financial hardship to you while on assignment.
•	The equalization process includes performing hypothetical tax calculations, in conjunction with Vistaprint’s Payroll Department. The financial impact to you will be minimal. Vistaprint will pay the hypothetical tax calculations on your behalf.
•	Authorized fees associated with tax preparation through Vistaprint’s tax assistance vendor will be covered in full and billed directly to Vistaprint.
•	It is your responsibility to provide information in a timely manner, as well as communicate any family size or income changes that could affect personal income during the assignment. You will be responsible for any late filing penalties and interest.
•	Also, annual tax preparation of your Home Country and Host Country returns will be provided to you for the term of the assignment, through our tax provider. Vistaprint may “gross up” the tax provider’s fees to cover any applicable income taxes that you may incur.
•	You may also receive some post-assignment tax assistance, depending on the number of days worked in the Host Country during the previous tax year. This determination will be made by Vistaprint and our tax vendor.
•	Our tax vendor will be available to meet with you, if necessary, to formally discuss any follow up questions you may have related to Vistaprint’s tax assistance policy and the services provided to all expatriates.
•	All tax benefits for expatriates are subject to Vistaprint’s Tax Equalization Policy, which is attached as Exhibit A to this Agreement.
•	If it would be advantageous to you or Vistaprint from a tax perspective to enter or pay a portion of your compensation into a pre-tax plan, tax advantaged plan or salary sacrifice arrangement available in your Host Country, then Vistaprint may require you to enter or pay a portion of your compensation into such a plan or arrangement.
EMERGENCY LEAVE:
If your personal circumstances require you to take unplanned or immediate leave, we will provide you with emergency leave. You should discuss your circumstances with your Home and Host Country HR Contact, who will be able to arrange the support you need and the number of days’ leave.
It is your responsibility to review your individual coverage for emergency care provisions prior to travelling. In some parts of the world, there are medical facilities that require guarantee of payment, so you should be aware of the emergency medical coverage provisions of your individual medical insurance program.
COMPLIANCE AND ETHICS:
You and your family should understand that you can be, and often are, highly visible representatives of Vistaprint in the Host Country. As such, you will need to be familiar with and adhere to Vistaprint’s policies and applicable Home and Host Country work laws. It is imperative that you and your family members follow both the letter and the spirit of the law, not only to protect yourselves from criminal or civil penalties, but also to maintain and advance Vistaprint’s image as a reputable corporate citizen in the countries in which we operate. You will be expected to operate in compliance with Vistaprint’s Code of Business Conduct and Ethics at all times.
DATA PROTECTION ACT:
To manage your assignment effectively we may need to process personal data relating to you for the purpose of personnel and employment administration. This may include the transfer of data to, and processing by, other offices. Examples could include providing the Host Country office with your bank account details, or an emergency contact number for a relative in your Home Country.
By signing this assignment extension letter, you consent under any applicable data protection laws or regulations to the processing of your personal data, including the transfer, from time to time, of your personal data to other offices outside of your Home Country and Host Country. Data will be released only to authorized individuals for administrative purposes only.
TERMINATION OF ASSIGNMENT:
Vistaprint accepts no responsibility for losses resulting from the purchase of housing in the Host Country, whether those losses are the result of market conditions, exchange rate fluctuations, taxes or other causes, including early termination of the assignment. In addition, should the purchase of housing increase your tax liability in the Host Country, you will be responsible for this increased cost.
If you resign from Vistaprint while on assignment, Vistaprint will pay the costs for your return transportation to your Home Country but will not cover the costs associated with the shipment of furniture, household goods, or personal effects except where mandated by law. Should you choose to remain in your Host Country, your tax equalization calculation will assume that you returned to your Home Country within 30 days of separation and that the only income earned was Vistaprint income.
In the event of your involuntary termination during your assignment, you will be repatriated and covered under your Home Country’s severance policy, if any. Vistaprint will give you at least 30 days’ notice of any involuntary termination, unless a longer notice period is required by applicable law or any employment agreement, in which case Vistaprint will give such longer period of notice.
Your total years of service with companies affiliated with Vistaprint shall be recognized for purposes of calculating retirement benefits. Severance payments mandated by law shall be based on years of service in the country of last employment (Home Country). In some locations, national law may construe a voluntary termination or transfer to an affiliated company as a “termination” or require that any severance payment to be made should be based on more years of service than those actually performed in the country of last employment (Home Country). As an expatriate employee, you are not eligible to receive such payments. If however, you do receive them, you will be required to repay Vistaprint upon receipt. If repayment is not made within sixty (60) days, the amounts will be offset against other benefits to which you may be entitled.
GOVERNING LAW:
This letter, your global assignment and your employment relationship generally are subject to and governed by the laws of Home Country in accordance with the terms of the Long Term Assignment Policy (Premium). This letter shall not be amended or supplemented unless in writing signed by you and duly authorized representatives of Vistaprint.

ENTIRE AGREEMENT:
This letter supersedes the terms of the Barcelona Transfer Package Agreement dated June 19, 2008 between you and Vistaprint.
Best wishes to you in your assignment extension.
Sincerely,
/s/ Robert S. Keane

Robert Keane
President and Chief Executive Officer, Vistaprint

ASSIGNMENT EXTENSION AGREEMENT
I understand and concur with the terms and conditions specified in this Assignment Extension Agreement. I also understand the terms of this Assignment Extension Agreement to be a confidential matter between Vistaprint and me. Reimbursements will be contingent upon and subject to my providing Vistaprint with appropriate documentation regarding the expenses herein. All expenses must be substantiated using the Employee Relocation Expense Report within 30 days after the expenses are paid or incurred.
I agree to reimburse Vistaprint on a pro-rata basis for the relocation expenses provided herein if I voluntarily terminate employment or request transition to an alternate Vistaprint geographic location within 12 months from the Extension Effective Date set forth on page 1 of this Assignment Extension Agreement. The “pro-rata” portion of the expenses will be determined by my length of service from the Assignment Extension.
I further understand the employment relationship can be terminated at will, with or without cause, at any time by Vistaprint or me.

Employee	/s/ Nicholas Ruotolo	Date 29/11/10

Signature